Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Excerpts from the Transcript of the Liberty Media Corporation

Investor Day Presentation held on November 14, 2024

Gregory B. Maffei

President, Chief Executive Officer and Director, Liberty Media Corporation

…And just yesterday, we announced the split off of LLYV.

…So on the LLYV split off, the Liberty Live Group will become a separate public company, structurally simplify our structure at LMC. We aim to reduce the NAV discount and increase liquidity for both stocks, LMC and LLYV. And we set Liberty Live up for future rationalizations of structure. Quint will be reattributed to Liberty Live from FWON in this process. The operating businesses at Liberty Live coupled with our Live stake will be the primary things inside Liberty Live. We expect the final asset composition will be determined based on valuations. We'll see where they are when we do that process in a fair way for both parties. We expect to complete this split off in the second half of 2025 and we will be left with a portfolio of premium IP assets, 2 public companies comprised of that.

… We expect to have a continued relationship between Quint and MotoGP, despite moving the asset over to Liberty Live, and we feel good about the opportunities with another Liberty company. For example, Quint can help expand Live's premium hospitality. One of the efforts at Live is to grow things like BottleRock, their high-end, Napa Valley culinary and wine festival. There should also be potentially opportunities with Vibee, Live's experience platform. All this should allow us to provide the ability to expand and understand better the data about our fans to capture and help our fans have a better experience at Live Nation.

…

Brian Wendling

Chief Accounting Officer and Principal Financial Officer, Liberty Media Corporation

…Last year, we talked about the creation of Liberty Live Group at this conference. And today, we're talking about the spin of Liberty Live. Furthering our simplification efforts and getting us to the point where all of our assets are truly asset-backed securities with no tracking stocks. This is truly the end of an era for now. Going forward, Liberty Media will be comprised of our motorsports business Formula One and MotoGP post acquisition and other sports-related assets. The 2.25% FWONK convertibles and $54 million of corporate debt will also remain with Liberty Media. Liberty Live will include our 30% interest in Live Nation. Our subsidiary, Quint, the 2.375% Live Nation exchangeables, the undrawn $400 million margin loan, cash and other private assets. Quint will be reattributed to Liberty Live in exchange for the Kroenke and Overtime interests. And note that the final asset composition is subject to change, there may be small cash movements to finalize the reattribution at the time of the split-off. We would expect to complete the split-off in the second half of 2025.

…

Question and Answer Segment

Question

…We had a question on what makes you most excited when you think about the motorsport businesses or Formula 1 specifically in a collapsed structure with no longer the tracking stocks.

John C. Malone

Chairman of the Board, Liberty Media Corporation

Well, I think simplicity in building our companies over the years, we've had to engage in extreme complexity in order to be efficient, get around regulatory barriers and be able to stretch Greg a mile in every direction. But Formula 1, Liberty Media Corp will become with the spinoff of Liberty Live, a pure-play asset-backed stock and the business is 100% owned.

So it's the first clean pure play, I think that our shareholders have had in all these years. And I'm most excited, frankly, about the quality of the brand and how far reaching that brand can be developed.

Gregory B. Maffei

Yes, I think I echo everything John said and maybe add some of the points that were made earlier because of the momentum in the business, increasing reach, increasing engagement, we've reached a certain apogee with both potentially media partners, but certainly with sponsors. And suddenly, we have competition among all of our potential partners who want to benefit from associating with us, and that's allowed us to plan longer, do better, think about how to structure deals that are worked for us, that are not just do we make this year, but how do we make all the years in the future. So the business feels very solid out for a while with a ton of momentum.

Question

Previously, you guys talked about potentially building some venues within the Liberty Live tracker. Obviously, those guys are pushing the gas pedal and doing it themselves. Given the tracker being hard spun, but still not having a whole lot of extra cash sitting there, how are you thinking about the evolution of that tracker into the spinco? And is there anything there to be done beyond just the holdco?

Gregory B. Maffei

Well, I think the -- actually, the balance sheet of Liberty Live is going to be pretty strong post the transaction. And the opportunity to do things with -- in conjunction with Live, they do have an aggressive venue strategy, as they know. Probably at the time before we had Quint decided to be the ATB, we might have had other dreams about how to work with them and do more. I think making sure that Quint is something that fits well with them, making sure that there are may be other cases where we can work together, that would be the primary focus. I won't say no, we will never do a venue there post my time. But my sense is we've solved one of the problems of that and really want to do things that fit well and are working in conjunction with Live Nation.

John C. Malone

I would say that we plan to run the balance sheet of Liberty Live aggressively, take that for whatever you want. But we don't intend to be passive for the next few years.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the growth of Live Nation’s entertainment and hospitality operations, the expansion of Quint’s offerings, the completion of the proposed split-off transaction (including the allocation of assets and liabilities and the expected benefits of the proposed transaction), proposed timing of the transaction, proposed trading of Liberty Media common stock and Liberty Live, Inc. (“SplitCo”) common stock and other matters related to such proposed transaction. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, but not limited to: historical financial information may not be representative of future results; there may be significant transaction costs in connection with the proposed transaction (including significant tax liability); Liberty Media and/or SplitCo may not realize the potential benefits of the proposed transaction in the near term or at all; an active trading market for SplitCo common stock may not develop; the uncertainty of the market value of the SplitCo common stock; the satisfaction of all conditions to the proposed transaction; the proposed transaction may not be consummated; Liberty Media may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the proposed transaction may result in the diversion of management’s time and attention to issues relating to the proposed transaction; unfavorable outcome of legal proceedings; risks related to disruption of management time from ongoing business operations due to the proposed transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Liberty Media and/or SplitCo’s risk profiles, which each company may not be able to mitigate effectively; and other risks and uncertainties detailed in periodic reports that Liberty Media files with the SEC. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the SEC, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s businesses which may affect the statements made in this presentation.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or SplitCo. The proposed offer and issuance of shares of SplitCo common stock in the proposed transaction will be made only pursuant to an effective registration statement on Form S-4, including a proxy statement of Liberty Media and prospectus of SplitCo. LIBERTY MEDIA STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT WHEN IT IS AVAILABLE, TOGETHER WITH ALL RELEVANT SEC FILINGS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED AS EXHIBITS THEREWITH, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement is declared effective, the proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to all holders of Liberty Media’s LLYVA and LLYVB common stock. Copies of these SEC filings will be available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media anticipates that the following individuals will be participants (the “Liberty Media Participants”) in the solicitation of proxies from holders of Liberty Media’s LLYVA and LLYVB common stock in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Media Board of Directors, Robert R. Bennett, Derek Chang, Brian M. Deevy, M. Ian G. Gilchrist, Evan D. Malone, Larry E. Romrell, and Andrea L. Wong, all of whom are members of the Liberty Media Board of Directors, Gregory B. Maffei, Liberty Media’s President, Chief Executive Officer and Director, and Brian J. Wendling, Liberty Media’s Chief Accounting Officer and Principal Financial Officer. Information regarding the Liberty Media Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management of Liberty Media” contained in Liberty Media’s proxy statement on Schedule 14A (the “Proxy Statement”), which was filed with the SEC on July 23, 2024 and is available at: https://www.sec.gov/Archives/edgar/data/1560385/000110465924081952/tm243546-9_defm14a.htm. To the extent that certain Liberty Media Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC, which are available at: https://www.sec.gov/edgar/browse/?CIK=1560385&owner=exclude. Additional information regarding the Liberty Media Participants in the proxy solicitation and a description of their interests will be contained in the proxy statement for Liberty Media’s special meeting of stockholders and other relevant materials to be filed with the SEC in respect of the contemplated transactions when they become available. These documents can be obtained free of charge from the sources indicated above.